UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-9853

EMC CORPORATION

(Exact name of registrant as specified in its charter)

One Dell Way

Round Rock, Texas 78682

(800) 289-3355

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

1.875% NOTES DUE 2018

2.650% NOTES DUE 2020

3.375% NOTES DUE 2023

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

* Explanatory Note: On September 7, 2016, pursuant to that certain Agreement and Plan of Merger, dated as of October 12, 2015, as amended by the First Amendment to Agreement and Plan of Merger, dated as of May 16, 2016, by and among Dell Technologies Inc. (f/k/a Denali Holding Inc.), a Delaware corporation (“Parent”), Dell Inc., a Delaware corporation, Universal Acquisition Co., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and EMC Corporation (the “Company”), Merger Sub merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”). As a result of the Merger, the issued and outstanding Common Stock, par value $0.01 per share, of the Company was cancelled, and the Company became a wholly-owned subsidiary of Parent.

In 2013, the Company registered $2,500,000,000 of 1.875% notes due 2018 (the “2018 Notes”), $2,000,000,000 of 2.650% notes due 2020 (the “2020 Notes”) and $1,000,000,000 of 3.375% notes due 2023 (the “2023 Notes” and, collectively with the 2018 Notes and the 2020 Notes, the “Notes”) under the Securities Act of 1933, as amended, pursuant to a shelf registration statement on Form S-3, which became automatically effective upon filing with the Securities and Exchange Commission (the “Commission”) on May 30, 2013. As of the fiscal year beginning January 1, 2016, each of the

2018 Notes, the 2020 Notes and the 2023 Notes were held of record by less than 300 persons. As a result, pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15 of the Exchange Act with respect to the Notes was suspended, effective as of January 1, 2016. The Company is filing this Form 15 to provide notice of its intention to no longer file reports with the Commission under Section 15 of the Exchange Act. (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Approximate number of holders of record as of the certification or notice date:

Common Stock: One

1.875% Notes Due 2018: 101

2.650% Notes Due 2020: 103

3.375% Notes Due 2023: 103

Pursuant to the requirements of the Securities Exchange Act of 1934, EMC Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 20, 2016	EMC CORPORATION

	By:	/s/ Janet B. Wright
Janet B. Wright Senior Vice President and Assistant Secretary (Duly Authorized Officer)